File No. 812-14370

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

the Second Amended Application of

BMO FUNDS, INC.

BMO ASSET MANAGEMENT CORP.

111 East Kilbourn Avenue, Suite 200

Milwaukee, WI 53202

SECOND AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF

EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE

ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS

RULES AND FORMS

This Second Amended Application (including Exhibits) contains 26 pages

Please direct all communications regarding this Second Amended Application to:	Copy to:

Michele L. Racadio, Secretary	Carol A. Gehl, Esq.
BMO Funds, Inc. 111 East Kilbourn Avenue Milwaukee, Wisconsin 53202 (414) 765-8241	Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202 (414) 273-3500

As filed with the Securities and Exchange Commission on May 8, 2015

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of BMO FUNDS, INC. and BMO ASSET MANAGEMENT CORP. 111 East Kilbourn Avenue Milwaukee, WI 53202 File No. 812-14370	SECOND AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

BMO Funds, Inc. (the “Company”), a registered open-end investment company that offers one or more series of shares (each, a “Series” and collectively, the “Series”) and BMO Asset Management Corp. (the “Adviser” and together with the Company and the Series, the “Applicants”),1 the investment adviser to the Company, hereby file this second amended application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Directors of the Company (the “Board”), including a majority of those who are not “interested persons” of the Series or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select certain wholly-owned (as defined below) and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, (2) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (3) an

1 The term “Adviser” includes (i) BMO Asset Management Corp. and (ii) any entity controlling, controlled by, or under common control with BMO Asset Management Corp. or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

investment sub-adviser for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each, a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).2

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series of the Company and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, a “Sub-Advised Series”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.3

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Sub-Advised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to, and oversees the Sub-Advisers, and makes recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

2 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

3 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Sub-Advised Series, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series (“Affiliated Sub-Adviser”).

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Sub-Advised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, in each case (all such changes and amendments requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Sub-Advised Series would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	BACKGROUND

A.	BMO Funds, Inc.

The Company is organized as a Wisconsin corporation and is registered with the Commission as an open-end management investment company under the 1940 Act. The Company currently has, or intends to introduce, at least one Series that would operate under a multi-manager structure and which will be offered and sold pursuant to a registration statement on Form N-1A. The Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series.4 The Company and the Series are not required to hold annual shareholder meetings.

Each Series will have its own distinct investment objective, policies, and restrictions. A Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.	The Adviser

BMO Asset Management Corp. is a Delaware corporation and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BMO Asset Management Corp. is a wholly-owned subsidiary of BMO Financial Corp., a financial services company headquartered in Chicago, Illinois, and an indirect wholly-owned subsidiary of the Bank of Montreal, a Canadian bank holding company. An

4 The current Sub-Advised Series of the Company are BMO Pyrford International Stock Fund, BMO Pyrford Global Equity Fund, BMO Monegy High Yield Bond Fund, BMO LGM Emerging Markets Equity Fund, BMO TCH Intermediate Income Fund, BMO TCH Corporate Income Fund, BMO TCH Core Plus Bond Fund, BMO TCH Emerging Markets Bond Fund, and BMO Alternative Strategies Fund.

Adviser serves or will serve as the investment adviser to each Sub-Advised Series pursuant to an investment advisory agreement with the Sub-Advised Series (each, an “Investment Management Agreement” and together, the “Investment Management Agreements”). Each Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.

Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each Series. As the investment adviser to each Series, the Adviser will have responsibility for determining the securities and other instruments to be purchased, sold, or entered into by each Series and will place orders with brokers or dealers selected by the Adviser. The Adviser will also have responsibility for determining what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Series’ investment objective, policies, and strategies and, based on the need of a particular Series, may recommend changes to the investment objective, policies, and strategies of the Series for consideration by the Board.

Each Investment Management Agreement provides or will provide that the Adviser may, subject to the approval of the Board,5 including a majority of the Independent Board Members, and the shareholders of the applicable Sub-Advised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Sub-Advised Series, and the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers and determining the portion of that Sub-Advised Series’ assets to be managed by any given Sub-Adviser, and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select, and recommend Sub-Advisers to manage the assets (or portion thereof) of a Sub-Advised Series, oversee, monitor, and review the Sub-Advisers and their performance and their compliance with the Sub-Advised Series’ investment objective, strategies, policies, and restrictions. If the name of any Sub-Advised Series contains the name of a sub-adviser, then the name of the Adviser that serves as the primary adviser to the Sub-Advised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of that sub-adviser.

5 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Series.

For its services to each Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Series. A Sub-Adviser will receive an investment management fee from the Adviser.6 The fee paid to a Sub-Adviser is or will be the result of negotiations between the Adviser and the Sub-Adviser and has been or will be approved by the Board, including a majority of the Independent Board Members.

C.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Sub-Advised Series.7

The Sub-Advisers are or will be “investment advisers” to the Sub-Advised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Sub-Advised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers are or will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser has selected or will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and has recommended or will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more of the Sub-Advised Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Sub-Advised Series’ assets among the Sub-Advisers, and the Sub-Advisers would have management oversight of that portion of the Sub-Advised Series allocated to each of them. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser has also negotiated or will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold, or entered into by a Sub-Advised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select, or direct the Adviser to place such orders. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Series, and will assist the Adviser to maintain the Sub-Advised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Sub-Advised Series’ investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Sub-Advised Series.

6 A Sub-Advised Series also may pay advisory fees directly to a Sub-Adviser, subject to the limitations of condition 14 below.

7 Pyrford International Ltd. (“Pyrford”) is a Wholly-Owned Sub-Adviser and is Sub-Adviser to the BMO Pyrford International Stock Fund and BMO Pyrford Global Equity Fund. Monegy, Inc. (“Monegy”) is a Wholly-Owned Sub-Adviser and is Sub-Adviser to the BMO Monegy High Yield Bond Fund. LGM Investments Limited (formerly, Lloyd George Management (Europe) Limited) (“LGM Investments”) is a Wholly-Owned Sub-Adviser and is Sub-Adviser to the BMO LGM Emerging Markets Equity Fund. CTC myCFO, LLC (“CTC”) is a Wholly-Owned Sub-Adviser and is Sub-Adviser to the BMO Alternative Strategies Fund. The Adviser is an indirect wholly-owned subsidiary of the Bank of Montreal (BMO), a Canadian bank holding company. BMO is the ultimate parent company of the Adviser, Monegy, Pyrford, LGM Investments, and CTC.

Any Sub-Advisory Agreements in effect at the time the Sub-Advised Series commence their public offerings of securities have been or will have been approved by the Board, including a majority of the Independent Board Members and the initial shareholder of the applicable Sub-Advised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement sets forth or will set forth the duties of the Sub-Advisers and precisely describes or will precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Sub-Advised Series and provides or will provide that: (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty by the Adviser, the Board, or by the shareholders of the applicable Sub-Advised Series, in each case on not more than sixty (60) days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties, and independent counsel. The Board will consist of a majority of Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Sub-Advised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Sub-Advised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.8 Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Sub-Advised Series.

8 A Sub-Advised Series also may pay advisory fees directly to a Sub-Adviser, subject to the limitations of condition 14 below.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS AND DISCUSSION

A.	Shareholder Vote

1.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Sub-Advised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Sub-Advised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.9 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10

9 See Section 15(a)(3) of the 1940 Act.

10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines assignment as any direct or indirect transfer or hypothecation of a contract.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire, and terminate Wholly-Owned Sub-Advisers. Certain Wholly-Owned Sub-Advisers may run their own day-to-day operations and have their own investment personnel. Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate the Sub-Advised Series, or may operate the Sub-Advised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	Operations of the Company

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.11 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or

11 See Section 1(b)(6) of the 1940 Act.

12 Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d. Sess. 253(1940) (statement of David Schenker).

shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select, and supervise the Sub-Advisers.

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Series’ investment objectives, policies, and restrictions and have no broad supervisory, management, or administrative responsibilities with respect to a Sub-Advised Series. Shareholders expect the Adviser, subject to review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Sub-Advised Series’ investment objective. Shareholders also rely on the Adviser for the overall management of a Sub-Advised Series and the Sub-Advised Series’ total investment performance.

In evaluating the services that a Sub-Adviser will provide to a Sub-Advised Series, the Adviser will consider certain information, including, but not limited to, the following:

1.	the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies, and restrictions of the Sub-Advised Series;

2.	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Sub-Advised Series, and the ability of the Sub-Adviser to attract and retain capable personnel;

3.	reports setting forth the financial condition and stability of the Sub-Adviser; and

4.	reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) together with the Board, conduct an interview with representatives of the Sub-Adviser.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Sub-Advised Series for which the Sub-Adviser will provide portfolio management services. The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Series. Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2) comparisons of the proposed fees to be paid by each applicable Sub-Advised Series with fees charged by the Sub-Adviser for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Sub-Advised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of each applicable Sub-Advised Series and comparisons with other mutual funds of comparable size.

(b)	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that to the extent the Adviser has an economic incentive in selecting a Sub-Adviser, it would not be able to act to the detriment of the shareholders of the Sub-Advised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 10, and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Board Members. For any Sub-Advised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Adviser, including, but not limited to, Wholly-Owned Sub-Advisers, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Sub-Advised Series is in the best interests of the Sub-Advised Series and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Independent Board Members who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members.

(c)	Benefits to Shareholders

Unless the relief requested is granted, when new Sub-Advisers are retained by the Adviser on behalf of a Sub-Advised Series, the shareholders of the Sub-Advised Series may be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Sub-Advised Series may be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Sub-Advised Series may be required to approve retaining the existing Sub-Adviser. In all of these instances, the need for shareholder approval would require the Sub-Advised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Series, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive, and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Sub-Advised Series and its shareholders.

As noted above, shareholders investing in a Sub-Advised Series that has Sub-Advisers are hiring the Adviser to manage the Sub-Advised Series’ assets by overseeing, evaluating, monitoring, and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Series are paying the Adviser—the selection, supervision, and evaluation of the Sub-Advisers—without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series’ shareholders and will allow such Sub-Advised Series to operate more efficiently.

Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-Advised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Sub-Advised Series and its shareholders. Moreover, without the requested relief, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

(d)	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Sub-Advised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisers are hired, the Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;13 and (b) the Sub-Advised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Sub-Advised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Sub-Advised Series will approve its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. In the case of any new Sub-Advised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

B.	Fee Disclosure

1.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

13 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Sub-Advised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Sub-Advised Series’ financial statements to disclose information concerning fees paid to Sub-Advisers. An exemption is requested to permit the Sub-Advised Series to include only the Aggregate Fee Disclosure (as defined below). All other items required by Section 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

2.	Requested Relief

Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of a Sub-Advised Series’ net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b), and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Series’ net assets.

As noted above, the Adviser may operate a Sub-Advised Series in a manner different from a traditional investment company. By investing in a Sub-Advised Series, shareholders are hiring the Adviser to manage the Sub-Advised Series’ assets by overseeing, evaluating, monitoring, and recommending Sub-Advisers and allocating assets of the Sub-Advised Series among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Sub-Advised Series. The Adviser may compensate the Sub-Advisers or the Sub-Advised Series may compensate the Sub-Advisers directly, subject to the limitations of condition 14. Disclosure of the individual fees that the Adviser or the Sub-Advised Series would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate, and negotiate compensation of the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Aggregate Fee Disclosure will allow shareholders to know what the Sub-Advised Series’ fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Sub-Advised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.14

The requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to

14 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Janus Investment Fund, et al., Investment Company Act Rel. No. 31145 (July 2, 2014) (notice) and 31192A (July 29, 2014) (order); AIM Growth Series (Invesco Growth Series), et al., Investment Company Act Rel. Nos. 30785 (Nov. 15, 2013) (notice) and 30827 (Dec. 11, 2013) (order); Munder Series Trust, et al., Investment Company Act Rel. Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order); Blackstone Alternative Investment Funds, et al., Investment Company Act Rel. Nos. 30416 (March 7, 2013) (notice) and 30444 (April 2, 2013) (order); Cash Account Trust, et al., Investment Company Act Rel. Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order).

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:15

(1)	Before a Sub-Advised Series may rely on the order requested in the Application, the operation of the Sub-Advised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Series’ outstanding voting securities, as defined in the 1940 Act, or, in the case of a new Sub-Advised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series’ shares to the public.

(2)	The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Sub-Advised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

(3)	The Adviser will provide general management services to a Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets. Subject to review and approval of

15 Applicants will only comply with conditions 7, 8, 9, and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

the Board, the Adviser will: (a) set a Sub-Advised Series’ overall investment strategies; (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Series’ assets; and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Series’ investment objectives, policies, and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Sub-Advised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

(4)	A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

(5)	Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

(6)	At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

(7)	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

(8)	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

(9)	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(10)	Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

(11)	No director or officer of a Sub-Advised Series, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

(12)	Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

(13)	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

(14)	Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate payable by the Sub-Advised Series will be submitted to the Sub-Advised Series’ shareholders for approval.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the Company’s address is 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202, that the Adviser’s address is 115 South LaSalle Street, Chicago, Illinois 60603, and that all written communication regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of May, 2015.

BMO FUNDS, INC.

By:	/s/ John M. Blaser
Name:	John M. Blaser
Title:	President

BMO ASSET MANAGEMENT CORP.

By:	/s/ Steven J. Arquilla
Name:	Steven J. Arquilla
Title:	Chief Operating Officer

EXHIBITS TO APPLICATION

A.	Certifications

B.	Verifications

EXHIBIT A-1

SECRETARY’S CERTIFICATE

I, Michele L. Racadio, do hereby certify that I am the duly elected and qualified Secretary of BMO Funds, Inc. (the “Company”) that has executed the application for an order of the Securities and Exchange Commission and that the following is a true and correct copy of the resolutions that were duly adopted at a duly at regular meetings of the Board of Directors of the Company on February 6, 2014 and May 7, 2014 and that the resolutions are in full force and effect as of the date hereof and have not been rescinded, amended, or modified:

BMO Funds, Inc.

Meeting of the Board of Directors

February 6, 2014

Authorization to File Multi-Manager Exemptive Order Application

WHEREAS, the Board of Directors of BMO Funds, Inc. (the “Company”), including the independent members of the board (collectively, the “Board”), deems it to be in the best interest of the Company to permit BMO Asset Management Corp. (the “Adviser”), subject to certain conditions required by the Securities and Exchange Commission (the “Commission”), to enter into and materially amend, for any series of the Company managed by the Adviser now or hereafter existing that uses or may use a multi-manager structure (each, a “Fund”), investment subadvisory agreements (“Subadvisory Agreements”) with various subadvisers that are not affiliated persons of the Company or the Adviser other than by reason of serving as a subadviser to a Fund (“Subadvisers”), which Subadvisory Agreements shall be subject to review and approval by the Board, but not shareholders of the affected Fund;

WHEREAS, the Board deems it to be in the best interests of the Company to permit a Fund to disclose to shareholders only the aggregate fees paid to Subadvisers of the Fund;

WHEREAS, the Board believes that by entering into such Subadvisory Agreements without shareholder approval and disclosing only the aggregate fees paid to Subadvisers, the Funds will be able to operate in a less costly and more efficient manner without substantially reducing the protection of or information provided to shareholders; and

WHEREAS, the Board has determined it appropriate and necessary to file with the Commission an application for exemptive relief (the “Application”), which will accomplish the objectives described above.

RESOLVED, that the Board hereby authorizes and directs the officers of the Company, with the assistance of legal counsel, to prepare and to file on behalf of the Company the Application with the Commission to request an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), to seek an exemption from Section 15(a) of the Act and Rule 18f-2 thereunder and from certain disclosure requirements of the Act and applicable rules and regulations thereunder.

FURTHER RESOLVED, that the officers of the Company, with the assistance of counsel, are hereby authorized to prepare, execute, and file any and all amendments to the Application and to take any and all further actions as may be necessary or appropriate to effectuate the foregoing resolutions.

BMO Funds, Inc.

Meeting of the Board of Directors

May 7, 2014

Authorization to File Multi-Manager Exemptive Order Application

WHEREAS, the Board the Corporation, including the Independent Directors, previously authorized the filing of an application with the SEC to request an order pursuant to Section 6(c) of the 1940 Act requesting an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder (the “Application”); and

WHEREAS, the Application requests an order allowing the Adviser, subject to certain conditions required by the SEC, to enter into and materially amend, for any series of the Corporation managed by the Adviser now or hereafter existing that uses or may use a multi-manager structure (each, a “Multi-Manager Fund”), investment subadvisory agreements (“Subadvisory Agreements”) with non-affiliated subadvisers, which Subadvisory Agreements shall be subject to review and approval by the Board, but not shareholders of the affected Multi-Manager Fund; and

WHEREAS, the Adviser may select certain sub-advisers that are wholly-owned, meaning (i) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Multi-Manager Fund; or (ii) a sister company of the Adviser for that Multi-Manager Fund that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (i) and (ii) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), to manage all or a portion of the assets of one or more of the Multi-Manager Funds; and

WHEREAS, the Board of the Corporation, including the Independent Directors, deems it to be in the best interest of the Corporation to permit the Adviser, subject to certain conditions required by SEC, to enter into and materially amend, for each Multi-Manager Fund, Subadvisory Agreements with various Wholly-Owned Sub-Advisers, which Subadvisory Agreements shall be subject to review and approval by the Board, but not shareholders of the affected Multi-Manager Fund; and

WHEREAS, the Board believes that by entering into such Subadvisory Agreements without shareholder approval and disclosing only the aggregate fees paid to the Wholly-Owned Subadvisers, the Multi-Manager Funds will be able to operate in a less costly and more efficient manner without substantially reducing the protection of or information provided to shareholders; and

WHEREAS, the Board has determined it appropriate and necessary to file the Application, which will accomplish the objectives described above.

RESOLVED, that the Board hereby authorizes and directs the officers of the Corporation, with the assistance of legal counsel, to prepare and to file on behalf of the Corporation the Application with the SEC to request an order pursuant to Section 6(c) of the 1940 Act to seek an exemption from Section 15(a) of the Act and Rule 18f-2 thereunder and from certain disclosure requirements of the Act and applicable rules and regulations thereunder.

FURTHER RESOLVED, that the officers of the Corporation, with the assistance of counsel, are hereby authorized to prepare, execute, and file any and all amendments to the Application and to take any and all further actions as may be necessary or appropriate to effectuate the foregoing resolutions.

By:	/s/ Michele L. Racadio
Name: Michele L. Racadio
Title: Secretary

Date: May 8, 2015

EXHIBIT A-2

AUTHORIZATION

The undersigned hereby certifies that he is the duly elected Chief Operating Officer of BMO Asset Management Corp. (the “Adviser”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and that as Chief Operating Officer of the Adviser, he is authorized to execute and file the Application on behalf of the Adviser.

By:	/s/ Steven J. Arquilla
Name: Steven J. Arquilla
Title: Chief Operating Officer

Date: May 8, 2015

EXHIBIT B-1

VERIFICATION

BMO FUNDS, INC.

The undersigned states that (i) he has duly executed this Application dated May 8, 2015, for and on behalf of BMO Funds, Inc.; (ii) that he is the President thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:	/s/ John M. Blaser
Name: John M. Blaser
Title: President

Date: May 8, 2015

B-1

EXHIBIT B-2

VERIFICATION

BMO ASSET MANAGEMENT CORP.

The undersigned states that (i) he has duly executed this Application dated May 8, 2015, for and on behalf of BMO Asset Management Corp.; (ii) that he is the Chief Operating Officer thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:	/s/ Steven J. Arquilla
Name: Steven J. Arquilla
Title: Chief Operating Officer

Date: May 8, 2015

B-2